200 East Randolph Drive
Chicago, Illinois 60601
Carol Anne Huff
To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2163		312 861-2200
chuff@kirkland.com	www.kirkland.com
March 31, 2006
Via EDGAR and Facsimile
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Kate Tillan Angela Crane Eric Atallah

Re:	Exide Technologies
Form 10-K for the fiscal year ended March 31, 2005
Forms 10-Q for the quarterly periods ended June 30, September 30 and December 31, 2005
File No. 1-11263
Ladies and Gentlemen:
          On behalf of Exide Technologies, a Delaware corporation (the “Company”), please find the response of the Company to the comment letter, dated February 22, 2006, received by Mr. Gordon A. Ulsh from the Staff of the Securities and Exchange Commission (the “Commission”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. In addition, in accordance with the Staff’s request, attached hereto as Exhibit A, please find a written statement of the Company containing the specified acknowledgments.
Amendment No. 1 to Form 10-K for the fiscal year ended March 31, 2005 and
Amendment No. 1 to Form 10-Q for the quarterly period ended June 30, 2005
1.	We note that you amended your Form 10-K and Form 10-Q to file the proper certifications in exhibits 31.1 and 31.2. Since these certifications relate to the entire filing, the amendment must include the entire filing. Please revise your Form 10-K and Form 10-Q to include the entire filing together with the certifications of each of your current CEO and CFO. Refer to question 17 of Sarbanes Oxley Act of 2002: Frequently Asked Questions - November 2002, which is available on our website.

Response:

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March 31, 2006

In connection with preparing the Company’s response to the Staff’s request to resubmit the certifications to the Form 10-K and Form 10-Q, we specifically asked Mr. Charles Kwon whether it was necessary to refile the entire Form 10-K and Form 10-Q and were informed by him that this was not required. The Company respectfully requests that the Staff not take a position that is inconsistent with its prior direction to the Company.
Form 10-K for the fiscal year ended March 31, 2005 and Forms10-Q for the quarterly periods ended June 30, September 30 and December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
2.	We note that you combine the predecessor and successor financial statements for purposes of your MD&A presentation. Please amend your Form 10-K and Forms 10-Q to include a discussion and analysis of your historical U S GAAP based financial statements and remove your non-GAAP based discussion and presentation, or revise that presentation to comply with Item 10 of Regulation S-X with respect to each non-GAAP measure presented. Please also note that pro forma presentations of information should comply with Article 11 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company respectfully notes it believes that the combination of the predecessor and successor financial statements in MD&A is necessary for an investor to gain a full understanding of the Company’s financial condition and to provide a comparable year over year view of the Company’s results. In the Company’s view, the financial statements uncombined for successor and predecessor financials are not comparable and would provide a less meaningful discussion. The Company respectfully notes that other registrants who have emerged from bankruptcy have taken a similar approach in combining predecessor and successor periods for purposes of their MD&A discussion. The Company believes that its presentation complies with Item 10 and 303 of Regulation S-K. Item 10 requires a registrant to provide a reconciliation (by schedule or other clearly understandable method) and the Company believes that it has provided transparent disclosure to the reader that it has merely combined the predecessor and successor financial results. In addition, the Company believes that the combined results should be easily reconcilable by the reader without unreasonable efforts. As there is no specific requirement under Article 11 of Regulation S-X when a Company emerges from bankruptcy to provide pro forma financials, the results shown are merely additive and do not give pro forma effect to the transactions provided for in the plan of reorganization or the application of fresh-start reporting. If the Staff believes that it

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would be helpful, the Company could include in future filings, beginning with the Form 10-K for the fiscal year ending March 31, 2006, a table in MD&A showing the combination of the results for the successor and predecessor periods.
Form 10-K for the fiscal year ended March 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Contractual Obligations, page 44
3.	Please revise the following items in your contractual obligation disclosure in future fillings or tell us why no revision is necessary:
•	Separately present your long term debt and capital lease obligations;

•	Please tell us why it is appropriate to assume that the Company obtained a waiver of the Credit Agreement default resulting from your going concern qualification for purposes of the presentation in the table;

•	Include disclosures for all other long term liabilities reflected on your balance sheet at March 31, 2005;

•	Please tell us and disclose why you do not project interest payments for periods after 2010, and

•	Please tell us why you reflect “unconditional purchase obligations” in the table and not “purchase obligations” as defined by Item 303(a)(5) of Regulation S-K
Response:
In future filings, beginning with the Form 10-K for the year ending March 31, 2006, the Company will:
•	Separately present long term debt and capital lease obligations;

•	Include disclosures for all other long term liabilities reflected on the balance sheet at March 31, 2006; and

•	Change the description “unconditional purchase obligations” to “purchase obligations”.

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The Company believes its disclosure in the contractual obligation table for long-term debt in Form 10-K for the fiscal year ending March 31, 2005 provides appropriate transparency and adequate disclosure to the readers of the Company’s financial statements. The Company believes reflecting the phasing of the long-term debt payments when read in conjunction with footnote (a) and Note 29 provides better transparency and balanced disclosure for the reader of its financial statements. In addition, the Company notes that it had not received formal notice of default from the Administrative Agent. The Company received the amendment clearing the default on June 28, 2005 subsequent to filing the March 31, 2005 Form 10-K.
In the March 31, 2005 Contractual Obligation Table, the Company did not project interest payments for the period related to 2011 and beyond as described in footnote (c). The estimated interest payment for the period for 2011 and beyond is $116 million, which the Company will reflect in future filings beginning with the Form 10-K for the fiscal year ending March 31, 2006.
Note 3 — Summary of Significant Accounting policies, page F-14
Warranty and Returns, page F-16
4.	Please tell us and revise future filings to separately disclose your accounting policy for warranties and sales returns, since different accounting and authoritative literature applies to each. Also it appears as though your rollforward on page F-45 combines your warranty and sales return rollforward. Please provide us with and revise future filings to separately present your warranty and sales return rollfowards. For reference see paragraph 14(b) of FIN 45 and Rule 12-09 of Regulation S-X. Additionally please tell us why you reduce sales for warranty costs and not cost of sales, citing any authoritative literature upon which you relied.
Response:
As previously discussed with the Staff in a prior SEC Comment Letter dated May 10, 2002 in response to SEC Comment #17, the Company discussed how it accounts for warranty. As noted in the prior response, historically the Company has recognized the estimated cost of warranty obligations as a reduction of sales in the period in which the related revenue was recognized in that the majority of the warranty expense (approximately 98%) relates to contracts under which the Company provides an “up-front” warranty discount or “in-lieu of” program. Under this program, the customer has

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March 31, 2006

no warranty or right of return. The amount of this discount as reflected on the invoice is recorded as a reduction of sales in the period in which the related revenue is recognized. This program is used for commercial purposes to reduce battery returns and to eliminate an element of the potential uncertainty from the traditional warranty offering.
For the remainder, which are not upfront discounts, the warranty cost effectively represents the “sale values” of estimated returns anticipated during the warranty period. Generally, the Company provides the customer with a credit for these returns instead of providing a new product. The Company estimates its warranty reserve requirements based upon recent historical analysis of return/warranty claims, including an assessment of the lag between shipment date and claim/return date. The Company believes its accounting for warranty claims/returns complies with the requirements of SFAS 5, SFAS 48 and SAB 104. The Company in future filings, beginning with the Form 10-K for the fiscal year ending March 31, 2006, will add further disclosure to clarify this policy.
Revenue Recognition, page F-17
5.	We see from your disclosures on page 25 that you obtain spent-batteries from your customers. Please describe the significant terms and conditions of those transactions. Additionally, please provide us with sample journal entries showing how you account for these transactions and cite the accounting literature upon which you relied. Explain how you applied that literature to your facts and circumstances Provide quantitative information to help us understand the significance of these transactions to your financial statements for each period presented.
Response:
Generally in Transportation North America, the Company bills certain customers a fixed dollar amount as a lead surcharge on batteries. This surcharge reflects the value of the lead in a battery if the battery were returned to the Company at the end of its life. The surcharge is based upon the lead content within the battery. The amount billed to the customer is recorded as revenue. The Company’s customers have the option right, but not the obligation, to return spent batteries to the Company. The Company will accept non-Exide brand spent batteries as well, and the customer may elect to sell the spent battery to other dealers or recyclers. On an annualized basis, Transportation North America bills and records lead surcharge revenue of approximately $20 – $30 million dollars.

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March 31, 2006

In cases where the customer actually returns a spent battery, the Company credits or pays the customer upon the return of the spent battery. The spent battery is recycled and is recorded as part of the Company’s inventory. The spent battery is recycled by the Company’s smelters and used eventually in the production of new batteries. The Company’s customers are paid or credited
$18 – $27 million dollars for returns of spent batteries, which are recorded as purchased inventory. The Company believes its accounting for spent batteries complies with the requirements of SAB 104. This method of accounting has consistently been applied currently and for the fiscal years ending 2003, 2004 and 2005. If the Staff believes that it would be helpful, the Company could include in future filings, beginning with the Form 10-K for the fiscal year ending March 31, 2006, further disclosure describing the accounting policy for spent batteries.
Note 4 — Warrants, page F-I9
6.	Please address the following with respect to your warrants liability:
•	Please explain how you analyzed the warrants under SFAS 150 and EITF 00-19. Tell us whether or not you considered SFAS 133;

•	Please tell us and revise future filings to disclose the valuation method used and all significant assumptions for your initial valuation, including clarifying how you applied Black Scholes “principles” to ascribe a fair value to the warrants that reflects the underlying enterprise value of the company; and

•	Please tell us why you used quoted market prices for the valuation of the warrants as of March 31, 2005 and whether the warrants are actively traded. Tell us the quoted market price used for each warrant. Explain why you used a different valuation method as of March 31, 2005 from the one used to initially value the warrants. Discuss why you believe it is reasonable that the warrants decreased in value by $63.1 million from May 6, 2004 to March 31, 2005.
Response:
On April 15, 2002, the Company filed a voluntary petition for reorganization under Chapter 11. Pursuant to the Joint Plan of Reorganization (the “Plan”), the Company agreed to issue 6.25 million freestanding warrants with an exercise price of $32.11, which warrants are exercisable through May 5, 2011. The exercise price of $32.11 was believed to be the fair value of the underlying shares issued to common shareholders as it was the price agreed by two parties in an arms-length transaction which was approved by the

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Securities and Exchange Commission
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bankruptcy court. The Company therefore believes it was appropriate to consider this as fair value when determining the value of the warrants using the Black Scholes Model. The warrants are exercisable for shares of the Company’s stock, but upon a change of control under certain specified conditions the warrants will be settled in cash. The Company views a change of control as an event outside the control of the Company. Under paragraph 27 of EITF 00-19 the warrants are classified as liabilities and measured at fair value through earnings each reporting period.
The initial valuation as used by the Company was determined as part of the Plan and is noted in the May 2004 Warrant Agreement between the Company and American Stock Transfer & Trust Company. In determining the fair value of the warrants, the Company utilized a Black Scholes Model with an assumed volatility of 40%, risk-free rate of 3%, fair value of common shares and exercise price of $32.11 and dividend yield of 0%. The fair value of the warrants was determined to be $11.89 individually or $74 million in the aggregate. As no active market existed when the warrants were initially valued, the Company believes a Black Scholes Model, which is widely accepted in valuing warrants and call options, was the appropriate valuation model to use as no active market existed for the warrants at the date of emergence. In future filings, beginning with the Form 10-K for the fiscal year ending March 31, 2006, the Company will disclose the valuation method used for the initial valuation of the warrants and include all significant assumptions.
Subsequent to the Company’s emergence from bankruptcy, the warrants began to trade on the Nadaq National Market under the ticker “XIDEW”. As quoted market prices are the best indicator of fair value, the warrants were measured using market prices subsequent to their becoming actively traded. At February 28, 2006, the quoted market price for the warrants was $0.53.
Note 5 – Fresh Start Reporting, page F-2l
7.	We note that your “estimated enterprise value” of $1,500,000, “served as the basis for the Plan approved by the Bankruptcy Court” and that you used that figure “to determine the reorganization value, which was estimated at $2,729,404.” Please explain in further detail how you determined the reorganization value of the company and how that value meets the requirements of paragraphs 9 and
36 – 38 of SOP 90-7.
Response:
The Company respectfully advises the Staff that the reorganization value was determined in accordance with SOP 90-7. The reorganization value of the Company approximated

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March 31, 2006

the fair value of the entity before considering liabilities and approximated the amount a willing buyer would pay for the assets of the Company immediately after the restructuring. The reorganization value of the Company used is the amount of resources available for the satisfaction of post-petition liabilities and allowed claims and interest, as negotiated between the debtor-in-possession or trustee, the creditors, and the holders of equity interests. The bankruptcy court reviewed the Company’s plan of reorganization and concluded the enterprise value of the Company should be in a range of $1.4 to $1.6 billion. The Company resubmitted a plan of reorganization to the courts which gave an enterprise value of $1.5 billion and the court accepted it. The Company determined that $1.5 billion was the enterprise value as defined by SOP 90-7, not including non-interest bearing liabilities. Including the non-interest bearing liabilities, the reorganization value was $2.8 billion.
The Company allocated the reorganization value to its assets based upon their estimated fair values in accordance with SFAS 141 and SOP 90-7. The portion of reorganization value that could not be attributed to specific tangible or identified intangible assets was reported as goodwill in accordance with paragraph 6 of SFAS 142. Each liability existing at the plan confirmation date, other than deferred taxes, was stated at present values of amounts to be paid determined at appropriate current interest rates. SOP 90-7, paragraph 38, specifically states deferred taxes should not be discounted. Deferred taxes were reported in conformity with SFAS 109.
The enterprise value that served as the basis to determine the reorganization value was calculated utilizing the discounted cash flow method for the industrial and transportation businesses. The enterprise value of $1.5 billion includes the shareholders’ equity, debt and the value of the warrants issued as part of the exit financing.
8.	We also note that “[t]he estimated fair values of the Company’s assets and liabilities were based upon the work of independent appraisers and actuaries, as well as internal valuation estimates of future cash flows discounted at appropriate current rates.” Please note that since you incorporate your Form 10-K by reference in a registration statement you are required to identify the appraisal firm under “Experts” and include their consent in the registration statement. Alternatively you may revise your future filings to clearly disclose that management is primarily responsible for estimating for reorganization value. We will not object if you wish to state, in revised disclosure, that management considered a number of factors, including valuations or appraisals, when estimating reorganization. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Please revise future filings accordingly.

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March 31, 2006

Response:
In future filings, beginning with the Form 10-K for the fiscal year ending March 31, 2006, the Company will revise our disclosure as follows:
“In connection with the development of the plan of reorganization the Company was primarily responsible for the valuation and directed its financial advisors to prepare a valuation analysis of its business. Management considered a number of factors, including valuations or appraisals, when estimating the fair values of the Company’s assets and liabilities. “
9.	Please tell us and revise future filings to include all of the disclosures required by paragraph 39 of SOP 90-7, including all significant matters relating to the determination of reorganization value, such as
•	The method or methods used to determine reorganization value and factors such as discount rates, tax rates, the number of years for which cash flows are projected, and the method of determining terminal value;

•	Sensitive assumptions — that is, assumptions about which there is a reasonable possibility of the occurrence of a variation that would have significantly affected measurement of reorganization value; and

•	Assumptions about anticipated conditions that are expected to be different from current conditions.
Response:
The Company evaluated various valuation approaches in determining fair value. The Company relied on variations of the Income Approach to estimate the fair value of the Company and its intangible assets. The Company relied on the Cost Approach and, in some cases the Market Approach, to estimate the fair value of the fixed assets.
The enterprise value that served as the basis to determine the reorganization value was calculated utilizing the discounted cash flow method for the industrial and transportation businesses. The cash flows, taken from the Company’s Plan of Reorganization, were projected over five years from 2005 to 2009 and a residual year. Discount rates used were 9 and 11%, respectively, for the transportation and industrial businesses to reflect the inherent risks of each business. Tax rates used for the periods 2005 to 2008 were 0% in the United States and 25% in the rest of world to reflect the projected utilization of existing NOLs. In 2009, tax rates used were 38% in the United States and 25% in the rest

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of world. For the residual value, tax rates used were 38% for the United States and 35% for the rest of world. The terminal value was determined by first dividing the final year’s projected cash flow by the amount determined by subtracting the long-term expected annual growth rate for 2010 and thereafter of 3% from the weighted average cost of capital of 9% for transportation and 11% for industrial, respectively, and then taking the present value thereof. In future filings, beginning with the Form 10-K for the fiscal year ending March 31, 2006, the Company will disclose in more specific detail the method used to determine the reorganization value and include all significant assumptions.
Note 11 – Accounting for Goodwill and Intangibles, page F-28
10.	We see that on December 31, 2004, you wrote off your entire goodwill balance of $388.5 million which was established in connection with your fresh start accounting on May 6, 2004. Please tell us and revise future filings to disclose your method and significant assumptions used in calculating your impairment loss. Please also include a detailed description of the underlying factors that led to such a significant impairment charge between May and December of 2004.
Response:
Given that the Company had emerged from bankruptcy in May 2004, management believed it needed a reasonable period of time to begin to execute its Plan of Reorganization. During the first and second quarters, the Company was falling short of its Plan and the Company’s stock had dropped from its original $32.11 value; however, management believed it was too early at that time to determine whether it would be able to execute the Plan and that it was too early to determine whether the decrease in its stock price was other than temporary. The Company did disclose, however, in its first and second quarter Quarterly Reports on Form 10-Q that any erosion of future business results of any of its business units could create impairment in goodwill or other long-lived assets and require a significant write-down in future periods. Further, the Company disclosed that a continuing decline in the market value of the Company’s securities below the Company’s enterprise value under the Plan could also result in the requirement to recognize goodwill impairment charges in future periods. After six months, taking into account that results were continuing to fall short of the Plan, the Company needed to revise its loan covenants, and the Company’s stock price had not recovered, the Company determined in conjunction with its annual impairment test at December 31, 2004 that goodwill was impaired. The fair value of the Company was determined primarily based on the market capitalization. The Company and its management believed this was the best indicator of fair value at the time. In future filings, beginning with the

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Form 10-K for the fiscal year ending March 31, 2006, the Company will disclose the significant assumptions used in determining the Company’s impairment loss.
11.	Additionally please tell us how your other intangible assets were assessed for recoverability when you recorded your goodwill impairment charge. Please tell us the specific facts, assumptions, and estimates you considered in your impairment analysis supporting your conclusion that no impairment of your other intangible assets existed.
Response:
The Company respectfully advises the Staff that the carrying amounts of the other intangible assets were less than the estimated fair value described above in the Company’s response to SEC Comment #10. The Company values the other intangible assets on a relief from royalty basis, which is determined mainly on a revenue basis. The Company had projected revenues for this test on a basis that was consistently applied from the initial valuation that reflected projected revenues are at Plan or increasing as compared to Plan. Therefore, no impairment was required.
Other intangible assets with an indefinite useful life as discussed further in the Company’s response to SEC Comment #12 are tested for impairment annually. Upon emergence from bankruptcy, the Company valued all intangible assets on a relief from royalty basis, which management believed and continues to believe is the most appropriate valuation technique for these intangibles. The basis of the test requires a projection of the estimated revenue impacted by the asset being valued, estimated royalty rates and their respective discounted cash flows.
12.	As a related matter please tell us why you determined that your trademarks and trades names have indefinite lives.
Response:
The trademarks and trade names that have indefinite lives consist of the marketing-related intangible assets for the marks “Exide” and “GNB” that appear on the Company’s batteries. The Company has enjoyed a rich history and was founded in 1888. In 1900, the Company introduced the first battery bearing the trade name “Exide”. GNB was founded in 1906 and the GNB trade name came together as part of the acquisition of Gould Storage Battery Corporation and National Battery in the early 1930’s. Exide acquired GNB in September 2000. These trademarks and trade names are built upon connotations of reliability, consistency, innovation, market leadership, dependability and a global infrastructure. As of March 31, 2005, the Company believes it was ranked

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number one or number two in its Transportation or Industrial reportable segments in which these trade names are used globally. The Company expects to continue to produce batteries under the “Exide” and “GNB” marks and expects their respective cash flows to continue indefinitely.
Note 14 — Debt, page F-29
13.	Please address the following with respect to your $60 million floating rate convertible senior subordinated notes:
•	We see that the conversion is “subject to adjustments in certain events.” Please tell us and revise future filing to disclose the events that would adjust the conversion price and how the price would be adjusted;

•	Please tell us how you considered SFAS 133 and EITF Issue 00-19 in determining that the debt conversion feature is not an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133; and

•	Please then explain how you considered EITF 98-5 and 00-27 with respect to any beneficial conversion feature.
Response:
In future filings, beginning with the Form 10-K for the fiscal year ending March 31, 2006, the Company will include a description of the events that would bring about a conversion price adjustment. For a full description of the conversion price adjustments related to the floating rate convertible senior subordinated notes, please see “Description of the Notes—Conversion Rights” beginning on page 23 of the First Amendment to the Registration Statement on Form S-3 filed on September 14, 2005 (File No. 001-11263).
The Company considered SFAS 133 and EITF 00-19. Paragraphs 11(a) and 12 (c) of SFAS 133 specify that if the embedded conversion option is indexed to the reporting entity’s own stock and would be classified in stockholders’ equity if it were a freestanding derivative, the conversion option would be excluded from the scope of SFAS 133 and thus, should not be separated from the debt host and accounted for separately. The conversion feature falls under this exception. Firstly, the conversion option is indexed to the Company’s stock. Secondly, the conversion feature meets the criteria within paragraphs 12 through 32 of EITF 00-19 where the contract does not have any provisions that would require net-cash settlement and preclude equity classification. Therefore, it would be classified in stockholders’ equity if it were a freestanding

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derivative. Thus, the debt conversion feature is not an embedded derivative that would be needed to be separated from the debt host and accounted for separately.
EITF 98-5 and 00-27 would not apply as the nondetachable conversion feature had no beneficial conversion feature upon issuance as the share conversion feature was capped at a level that would prevent this. Additionally, there have been no subsequent adjustments to the conversion terms.
* * * * *
          We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2163.

Sincerely,

/s/ Carol Anne Huff

cc:	Carter W. Emerson, P.C. Exide Technologies

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Exhibit A
EXIDE TECHNOLOGIES
13000 Deerfield Parkway, Building 200
Alpharetta, Georgia 30004
March 31, 2006
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kate Tillan Angela Crane Eric Atallah

Re:	Exide Technologies
Form 10-K for the fiscal year ended March 31, 2005
Forms 10-Q for the quarterly periods ended June 30, September 30 and December 31, 2005
File No. 1-11263
Ladies and Gentlemen:
          Reference is hereby made to the comment letter, dated February 22, 2006, received by Exide Technologies (the “Company”) from the Staff of the Securities and Exchange Commission (the “Commission”). In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact Carol Anne Huff of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2000 should you have any questions relating to the foregoing.

Very truly yours,

EXIDE TECHNOLOGIES

By:	/s/ Gordon A. Ulsh

Name:	Gordon A. Ulsh
Its:	President and Chief Executive Officer